SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For October 2004
Commission File Number 0-28800
Durban Roodepoort Deep, Limited
45 Empire Road
Parktown
Johannesburg, South Africa, 2193
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes
No
If ``Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of October 2004, incorporated by reference herein:
Exhibits
99.1 Release dated October 7, 2004, entitled "Salient Dates for Change of Name"
99.2 Release dated October 7, 2004, entitled "Results for Quarter Ended
         30 September 2004 (Quarter 1)"

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DURBAN ROODEPOORT DEEP,
LIMITED (Registrant)
Date: October 08, 2004                                         By:/s/ Andrea Townsend
Name: Andrea Townsend
Title: Company Secretary

Exhibit 99.1

Durban Roodepoort Deep, Limited
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
(Share code: DUR) (ISIN: ZAE 000015079)
(ARBN number 086 277 616)
(NASDAQ trading symbol: DROOY)
("DRD" or "the company")
SALIENT DATES FOR CHANGE OF NAME
It was announced on Wednesday, 29 September 2004, that DRD would seek the approval of its ordinary shareholders for the change of the company's name to DRDGOLD Limited ("the change of name"), at its forthcoming annual general meeting to be held at 09:00 on Friday, 26 November 2004 at the company's registered office.

The change of name is intended to better reflect the company's focus on gold as a product, derived from deep-level and opencast gold mining and from the retreatment of surface material.

The last day to trade DRD shares in their "old" name will be Friday, 3 December 2004. With effect from the commencement of business on Monday, 6 December 2004, the company's name as reflected on the JSE lists will be amended to reflect the company's new statutory name. In addition, DRD's short name will be changed to "DRDGOLD", the share code will be changed to "DRD" and the ISIN will be changed to ZAE000058723.

The following dates and times apply to the change of name.
2004
Last day to lodge forms of proxy for the annual general meeting, by 09:00 on
Wednesday, 24 November
Annual general meeting at 09:00 on Friday, 26 November
Effective date of change of statutory name of the company
Friday, 3 December
Last day to trade in DRD shares under old name
Friday, 3 December
Trading in the new name will commence on Monday, 6 December
Record date Friday, 10 December
Holders of dematerialised DRD shares will have their accounts at their CSDP or broker updated on Monday, 13 December
New share certificates mailed by registered post (or first class post in the United Kingdom) to holders of certificated shares who have surrendered existing share certificates together with forms of surrender before 12:00 on the record date on (or within five business days of receipt thereafter)
Monday 13 December

These dates are subject to change and DRD shareholders will be notified of any changes on the JSE's Securities Exchange South Africa News Service, on the other stock exchanges on which the securities are listed and in the South African press. All times are South African times.

DRD shareholders may not dematerialise or rematerialise their old name DRD shares after Friday, 3 December 2004 and may only dematerialise their new DRDGOLD shares from Monday, 13 December 2004.

Johannesburg
7 October 2004
Sponsor
Standard Bank
Legal adviser Bowman Gilfillan Inc
(Registration number 1998/021409/21)

Exhibit 99.2

DURBAN ROODEPOORT DEEP, LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
(Share code: DUR) (ISIN: ZAE 000015079)
(ARBN number: 086 277 616)
(NASDAQ trading symbol: DROOY)
("DRDGOLD")
RESULTS FOR QUARTER ENDED 30 SEPTEMBER 2004 (QUARTER 1)

Please be advised that DRDGOLD will release its results for the quarter ended 30 September 2004 (Quarter 1) on Wednesday, 27 October 2004 at 08:00 (South African time)

Results presentation details:
27 October:         London presentation at 09:00 London time,
with telephonic dial-in facilities from Europe and South Africa (10:00 SA time)
27 October:         US conference call: 10:00 EST time
28 October:
Australian conference call at 12:00 Sydney time; 11:00 Brisbane time; 09:00
Perth time
Presentation venue and dial-in details will be provided shortly.
Change to financial reporting for 2004/2005:
In line with practice in Australia and the United Kingdom, DRDGOLD will henceforth report as follows:
Quarters 1 & 3:     production statistics, operational performance and exploration results
Quarters 2 & 4:
as above, with either interim or final financial results, in US GAAP, which is DRDGOLD's primary reporting convention, and SA GAAP, in accordance with the listing requirements of the JSE Securities Exchange South Africa
Johannesburg
7 October 2004